UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 4, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Altimmune, Inc.

File No. 333-226441 - CF#36784
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Altimmune, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from Exhibit 10.8 to a Form S-1 registration statement filed on July 30, 2018, as amended.

Based on representations by Altimmune, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.8   through September 20, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary